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                          December 28, 2020

       Annette Raynor
       Chief Operating Officer and Director
       Investview, Inc.
       234 Industrial Way West, Ste. A202
       Eatontown, New Jersey 07724

                                                        Re: Investview, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 17,
2020
                                                            File No. 333-251432

       Dear Ms. Raynor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services